

June 28, 2012

Via E-Mail
Mr. Stephen M. Wagman
Chief Financial Officer
Avantair, Inc.
4311 General Howard Drive
Clearwater, Florida 33762

>   **Re: Avantair, Inc.**
>   **Form 10-K for the year ended June 30, 2011**
>   **Filed September 23, 2011**
>   **File No. 000-51115**

Dear Mr. Wagman:

   We have reviewed your response letter dated June 20, 2012, in response to the Staff's letter dated June 6, 2012 and have the following additional comments. Unless otherwise indicated, you should revise your disclosure in future filings in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Statements of Operations, page F-5

1. We note from your consolidated statements of operations that you have reflected revenues from fractional aircraft sales and lease revenues on a combined basis in your consolidated statements of operations. With regards to these revenues, please tell us and revise the notes to your financial statements to explain how in detail how the terms of the arrangements under which you sell fractional aircraft shares and lease fractional aircraft interests differ from each other. As part of your response and your revised disclosure, please explain in detail whether your sales of fractional aircraft shares provide for any term or period of sale and if so please explain how this term differs from that of your lease arrangements for fractional aircraft interests.

2. In a related matter, please tell us and explain in the notes to your financial statements how you have determined the portion of the aircraft costs related to fractional share sales that have been classified as current versus long-term assets in your consolidated balance sheets as of each period presented.

3. Additionally, since it appears that sales and leases of fractional aircraft interests represent substantially different types of revenue arrangements, we believe it would be beneficial to users of your financial statements to have separate disclosure in your financial

statements of each of these types of revenues for all periods presented. Please revise future filings accordingly.

Form 10-Q for the period ended December 31, 2011
Consolidated Statements of Cash Flows, page 6

Note 3-Commitments and Contingencies

4. We note your response to our prior comment number 9 but do not agree with your assessment that the gain on debt extinguishment belongs in income (loss) from operations. Even though the company is involved in buying, selling, financing and refinancing aircraft, financing expenses are not considered part of the Company's core operations and should be reflected in Other Income (expense) consistent with the treatment of the related financing costs. Please revise accordingly.

Purchase Commitments, page 14

5. We note your response to previous comment 11. When revising the notes to the Company's financial statements in response to our prior comment, please revise to also quantify the amounts due for undelivered aircraft at the end of the period, less the amount of any applicable deposits paid.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief